SCHEDULE 13D/A
CUSIP No. 407497 106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 4)

Hamilton Lane Incorporated
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

407497 106
(CUSIP Number)

Lydia Gavalis
General Counsel and Secretary
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004
Telephone: (610) 934-2222

with a copy to:

Kimberly K. Rubel
Matthew H. Meyers
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
Telephone: (215) 988-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HLA Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,493,165
	(9)	Sole Dispositive Power 14,170,496
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,493,165
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.0%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person HRHLA, LLC
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,493,165
	(9)	Sole Dispositive Power 10,538,611
	(10)	Shared Dispositive Power 3,631,885
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,493,165
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.0%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hartley R. Rogers
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 28,493,165
	(9)	Sole Dispositive Power 10,682,600
	(10)	Shared Dispositive Power 3,631,885
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,493,165
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 54.0%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Hamilton Lane Advisors, Inc.
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,579,104
	(9)	Sole Dispositive Power 2,579,104
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,579,104
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.6%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Mario L. Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,420,919
	(9)	Sole Dispositive Power 5,137,287
	(10)	Shared Dispositive Power 283,632
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,420,919
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 16.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kyera Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 363,648
	(9)	Sole Dispositive Power 363,648
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 363,648
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Nicole Giannini
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 363,648
	(9)	Sole Dispositive Power 363,648
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 363,648
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Laura Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 616,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 616,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 616,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.2%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person The 2008 Sexton Des. Trust FBO Matthew Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 616,233
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 616,233
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 616,233
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.2%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person O. Griffith Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,241,407
	(9)	Sole Dispositive Power 8,941
	(10)	Shared Dispositive Power 1,232,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,241,407
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.3%
(14)	Type of Reporting Person (See Instructions) OO (Trustee), IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Barbara Sexton
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,232,466
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,232,466
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,466
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.3%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Oakville Number Two Trust
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 850,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 850,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 850,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.1%
(14)	Type of Reporting Person (See Instructions) OO (Trust)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Rysaffe Trust Company (C.I.) Limited
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 850,022
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 850,022
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 850,022
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.1%
(14)	Type of Reporting Person (See Instructions) OO (Trustee)

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Edward B. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 181,880
	(9)	Sole Dispositive Power 181,880
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 181,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Laurence F. Whittemore
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 181,880
	(9)	Sole Dispositive Power 181,880
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 181,880
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Schmertzler
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 902,005
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 902,005
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 902,005
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Erik R. Hirsch
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 2,227,140
(9)	Sole Dispositive Power 2,227,140
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,227,140
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 7.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Juan Delgado-Moreira
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,450,662
	(9)	Sole Dispositive Power 1,450,662
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,450,662
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Paul Yett
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 795,398
	(9)	Sole Dispositive Power 795,398
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 795,398
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Randy Stilman
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 591,267
	(9)	Sole Dispositive Power 591,267
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 591,267
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Kevin J. Lucey
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 638,076
	(9)	Sole Dispositive Power 638,076
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 638,076
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Tara Devlin
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 431,078
	(9)	Sole Dispositive Power 431,078
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 431,078
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Stephen R. Brennan
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 339,609
	(9)	Sole Dispositive Power 339,609
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 339,609
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Andrea Anigati
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 551,197
	(9)	Sole Dispositive Power 551,197
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 551,197
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 2.0%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Kelly
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 156,973
	(9)	Sole Dispositive Power 156,973
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 156,973
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Jeffrey S. Meeker
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 447,351
	(9)	Sole Dispositive Power 447,351
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 447,351
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.6%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Thomas Kerr
(2)	Check the Appropriate Box if a Member of a Group
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 371,373
(9)	Sole Dispositive Power 371,373
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 371,373
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person David Helgerson
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 227,212
	(9)	Sole Dispositive Power 227,212
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 227,212
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

(1)	Name of Reporting Person Michael Donohue
(2)	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 77,820
	(9)	Sole Dispositive Power 77,820
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 77,820
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the Class A Common Stock, $0.001 par value, of Hamilton Lane Incorporated, a Delaware corporation (the “Issuer”), to amend and supplement the Schedule 13D filed on March 17, 2017 (as amended by Amendment No. 1 filed on March 23, 2018, Amendment No. 2 filed on September 21, 2018, Amendment No. 3 filed on December 21, 2018, and this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D filed on March 17, 2017.

Item 2. Identity and Background

Items 2(a), 2(c) and 2(f) of the Schedule 13D are hereby amended and restated in their entirety:

(a)As of the date of this Amendment:

(i)
HLAI beneficially owns 28,493,165 shares of Class A common stock as holder of 13,320,481 Class B units and because it has voting control over an additional 15,172,684 shares of Class A common stock. HLAI’s principal business is to hold Class B units of HLA and Class B common stock of the pre-IPO investor group, including certain members of senior management of the Issuer and outside investors.

(ii)
HRHLA beneficially owns 28,493,165 shares of Class A common stock as the managing member of HLAI. HRHLA’s principal business is to hold the membership interests in HLAI representing its ownership in the Issuer.

(iii)	Hartley R. Rogers beneficially owns 28,493,165 shares of Class A common stock, which consists of 10,538,611 shares as the managing member of HRHLA and 143,989 shares held directly.

(iv)
HLA Inc. beneficially owns 2,579,104 shares of Class A common stock as holder of 2,579,104 Class B units. HLA Inc.'s principal business is to hold Class B units on behalf of Mario L. Giannini, its sole stockholder and director.

(v)
Mario L. Giannini beneficially owns 5,420,919 shares of Class A common stock, which includes 2,449,595 shares of Class A common stock beneficially held through Class B units held directly, the 2,579,104 shares of Class A common stock beneficially held by HLA Inc., 283,632 shares of Class A common stock beneficially held as a result of his ownership interest in HLAI, and 108,588 shares of Class A common stock held directly.

(vi)	Kyera Giannini beneficially owns 363,648 shares of Class A common stock as a result of her ownership interest in HLA.

(vii)	Nicole Giannini beneficially owns 363,648 shares of Class A common stock as a result of her ownership interest in HLA.

(viii)	The Laura Sexton Trust beneficially owns 616,233 shares of Class A common stock as a result of its ownership interest in HLAI.

(ix)	The Matthew Sexton Trust beneficially owns 616,233 shares of Class A common stock as a result of its ownership interest in HLAI.

(x)
O. Griffith Sexton beneficially owns 1,241,407 shares of Class A common stock, which includes 1,232,466 shares as a trustee of the two Sexton family trusts and 8,941 shares of Class A common stock held directly.

(xi)	Barbara Sexton beneficially owns 1,232,466 shares of Class A common stock as a trustee of the two Sexton family trusts.

(xii)
Oakville Trust and Rysaffe, its trustee, directly own 850,015 shares of Class A common stock and beneficially own an additional 7 shares of Class A common stock as a result of the Oakville Trust’s ownership interest in HLAI.

(xiii)	Edward B. Whittemore beneficially owns 181,880 shares of Class A common stock as a result of his ownership interest in HLAI.
(xiv) Laurence F. Whittemore beneficially owns 181,880 shares of Class A common stock as a result of his ownership interest in HLAI.

SCHEDULE 13D/A
CUSIP No. 407497 106

(xv)	Michael Schmertzler beneficially owns 902,005 shares of Class A common stock as a result of his ownership interest in HLAI.

(xvi)
The Management Investors collectively beneficially own 1,736,481 shares of Class A common stock directly, an additional 230,978 shares of restricted Class A common stock subject to vesting, and 6,337,697 shares of Class A common stock as holders of 4,048,297 Class B units and 2,289,400 Class C units held by HLMI. Pursuant to and under the terms and conditions of the exchange agreement, as amended (the “Exchange Agreement”), each Management Investor may exchange such Class B units and Class C units for shares of Class A common stock on a one-for-one basis.

Each Reporting Person, other than Mr. Rogers, HLAI and HRHLA, disclaims beneficial ownership of securities owned by the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein. Ms. Devlin also disclaims beneficial ownership of 250 shares of Class A common stock owned by her son, who lives at her home.
(c) Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

Name	Principal Occupation (at Issuer)
Hartley R. Rogers	Chairman, Director
Mario L. Giannini	Chief Executive Officer, Director
Erik R. Hirsch	Vice Chairman, Director
Juan Delgado-Moreira	Vice Chairman
Kevin J. Lucey	Chief Operating Officer
Randy M. Stilman	Chief Financial Officer
Michael Donohue	Controller
Paul Yett	Managing Director
Tara Devlin	Managing Director
Andrea Anigati	Managing Director
Jeffrey S. Meeker	Chief Client Officer
Stephen R. Brennan	Head of Business Development
Thomas Kerr	Managing Director
David Helgerson	Managing Director

(f)Each natural person identified in this Item 2 is a citizen of the United States except for Mr. Delgado-Moreira, who is a citizen of Spain. Each entity identified in this Item 2 is organized under the laws of Delaware, other than Hamilton Lane Advisors, Inc., which is a Pennsylvania corporation, Oakville Trust and Rysaffe, which are governed by the laws of Guernsey, and the Sexton Trusts, which are New York trusts.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Issuer conducted a registered offering of Class A common stock, which closed on March 14, 2019 (the “2019 Offering”), and Oakville Trust participated as a selling stockholder. In connection with the 2019 Offering, Oakville Trust sold 50,000 shares of Class A common stock, while the Issuer sold 1,399,303 shares of Class A common stock for $45.65 per share to J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC. The Issuer did not receive any proceeds from the sale of Class A common stock by Oakville Trust. The proceeds from the Issuer's sale of shares of Class A common stock were used to settle in cash exchanges of Class B units (along with payment of the par value of a corresponding number of redeemed shares of Class B common stock) and Class C units of HLA by certain of the Reporting Persons. The redeemed shares of Class B common stock were cancelled.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 3 to this Amendment No. 4 is hereby incorporated by reference.

Pursuant to lock-up agreements, the Issuer, HLA, all of the Issuer's directors and executive officers and certain of the Reporting Persons (collectively owning approximately 56% of the Issuer's common stock as of March 11, 2019) agreed that, without the prior written consent of the underwriters for the 2019 Offering, they will not, subject to specified exceptions, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer's common stock or any securities convertible into or exercisable or exchangeable for such common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer's common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of the Issuer's common stock or any security convertible into or exercisable or exchangeable for such common stock for a period of 90 days after the date of the prospectus.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)

HLAI	28,493,165	54.0%
HRHLA	28,493,165	54.0%
Hartley R. Rogers	28,493,165	54.0%
HLA Inc.	2,579,104	8.6%
Mario L. Giannini	5,420,919	16.6%
Kyera Giannini	363,648	1.3%
Nicole Giannini	363,648	1.3%
O. Griffith Sexton	1,241,407	4.3%
Barbara Sexton	1,232,466	4.3%
Laura Sexton Trust	616,233	2.2%
Matthew Sexton Trust	616,233	2.2%
Oakville Trust	850,022	3.1%
Rysaffe	850,022	3.1%
Edward B. Whittemore	181,880	*
Laurence F. Whittemore	181,880	*
Michael Schmertzler	902,005	3.2%
Erik R. Hirsch	2,227,140	7.6%
Juan Delgado-Moreira	1,450,662	5.3%
Paul Yett	795,398	2.8%
Randy Stilman	591,267	2.1%
Kevin J. Lucey	638,076	2.3%
Tara Devlin	431,078	1.6%
Stephen R. Brennan	339,609	1.2%

SCHEDULE 13D/A
CUSIP No. 407497 106

Andrea Anigati	551,197	2.0%
Michael Kelly	156,973	*
Jeffrey S. Meeker	447,351	1.6%
Thomas Kerr	371,373	1.3%
David Helgerson	227,212	*
Michael Donohue	77,820	*

Total for Group	28,493,165	54.0%

* Less than 1%

(1)
Based on the number of shares of Class A common stock (27,360,723) issued and outstanding as of March 25, 2019, the date of this report, and assuming all outstanding Class B units and Class C units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A common stock on a one-for-one basis. On March 14, 2019, the Issuer awarded 169,501 shares of restricted Class A common stock to employees as part of its ordinary course annual equity grant cycle, including a total of 83,176 shares of restricted Class A common stock to employee Reporting Persons, which are reflected in this report.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 4 is hereby incorporated herein by reference.

The following table sets forth the transactions by the Reporting Persons involving the beneficial ownership of Class A Common stock that were effected during the last 60 days.

Reporting Person	Number of Class B Units Exchanged(1)	Number of Class C Units Exchanged(2)	Shares of Class A Common Stock Granted(3)	Shares of Class A Common Stock Withheld(4)	Shares of Class A Common Stock Sold
Hartley R. Rogers	400,000(5)		16,103	19,236
Mario L. Giannini				15,168
Laura Sexton Trust	100,000(6)
Matthew Sexton Trust	100,000(7)
Oakville Trust					50,000(8)
Erik R. Hirsch		250,000(9)	13,850	13,401
Juan Delgado-Moreira			11,592
Paul Yett		90,000(9)	1,180	1,127
Randy Stilman	40,580	109,420(9)	3,560	2,527
Kevin J. Lucey		70,000(9)	7,922	9,512
Tara Devlin			5,052	1,331	10,000(10)
Stephen R. Brennan		20,000(9)	5,925	4,057
Andrea Anigati			6,200	2,432
Michael Kelly	41,302	43,800(9)
Jeffrey S. Meeker			4,191	2,340
Thomas Kerr			5,018	2,585
David Helgerson			1,365	1,783
Michael Donohue			1,218	953
HLAI	600,000(11)
HRHLA	600,000(11)

(1)
Pursuant to the Exchange Agreement, the Class B Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer's election, for cash. The column below represents Class B Units exchanged on March 14, 2019 in connection with the 2019 Offering. At the Issuer's election, the exchange was settled in cash at a price of $45.65.

SCHEDULE 13D/A
CUSIP No. 407497 106

(2)
Pursuant to the Exchange Agreement, the Class C Units of HLA are exchangeable, on a one-for-one basis, for shares of Class A common stock or, at the Issuer's election, for cash. The column below represents Class C Units exchanged on March 14, 2019 in connection with the 2019 Offering. At the Issuer's election, the exchange was settled in cash at a price of $45.65.

(3)	Represents shares issued to the Reporting Person pursuant to an award of restricted stock under the Issuer's 2017 Equity Plan, as amended. The awards are subject to a time-based vesting condition.

(4)	Represents shares delivered to the Issuer on March 14, 2019 to satisfy withholding taxes due upon the vesting of previously granted restricted stock awards. The forfeiture price was $43.55.

(5)
These securities were owned indirectly by Mr. Rogers through HLAI. Mr. Rogers is the manager of HRHLA, LLC, the managing member of HLAI. HLAI distributed the HLA units to Mr. Rogers in order to facilitate the exchange.

(6)
Represents securities owned indirectly by The 2008 Sexton Des. Trust FBO Laura Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton and Mrs. Barbara Sexton serve as trustees of this trust.

(7)
Represents securities owned indirectly by The 2008 Sexton Des. Trust FBO Matthew Sexton through HLAI. HLAI distributed the HLA units to the trust in order to facilitate the exchange. Mr. Sexton and Mrs. Barbara Sexton serve as trustees of this trust.

(8)
Represents Class A common shares sold on March 14, 2019 at a price of $45.65 in connection with the 2019 Offering held directly by the Oakville Trust. Rysaffe Trust Company (CI) Limited serves as trustee of the trust.

(9)	Represents shares held on behalf of the individual by HLMI. HLMI distributed the HLA units to the individual in order to facilitate the exchange.
(10) Represents Class A common shares sold on March 14, 2019 at a weighted average price of $43.04.

(11)	See footnotes 5, 6, and 7. As set forth in the Schedule 13D, HRHLA is the managing member of HLAI.

SCHEDULE 13D/A
CUSIP No. 407497 106

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D/A
CUSIP No. 407497 106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2019

1.	HLA Investments, LLC
	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

2.	HRHLA, LLC

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

3.	Hamilton Lane Advisors, Inc.

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

4.	/s/ Lauren Platko, Attorney-in-Fact
Hartley R. Rogers

5.	/s/ Lauren Platko, Attorney-in-Fact
Mario L. Giannini

6.	/s/ Lauren Platko, Attorney-in-Fact
Kyera Giannini

7.	/s/ Lauren Platko, Attorney-in-Fact
Nicole Giannini

8.	/s/ Lauren Platko, Attorney-in-Fact
O. Griffith Sexton

9.	/s/ Lauren Platko, Attorney-in-Fact
Barbara Sexton

SCHEDULE 13D/A
CUSIP No. 407497 106

10.	The 2008 Sexton Des. Trust FBO Laura Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

11.	The 2008 Sexton Des. Trust FBO Matthew Sexton

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

12.	Oakville Number Two Trust

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

13.	Rysaffe Trust Company (C.I.) Limited

	By:	/s/ Lauren Platko
	Name:	Lauren Platko
	Title:	Attorney-in-Fact

14.	/s/ Lauren Platko, Attorney-in-Fact
Edward B. Whittemore

15.	/s/ Lauren Platko, Attorney-in-Fact
Laurence F. Whittemore

16.	/s/ Lauren Platko, Attorney-in-Fact
Michael Schmertzler

17.	/s/ Lauren Platko, Attorney-in-Fact
Erik R. Hirsch

18.	/s/ Lauren Platko, Attorney-in-Fact
Kevin J. Lucey

SCHEDULE 13D/A
CUSIP No. 407497 106

19.	/s/ Lauren Platko, Attorney-in-Fact
Juan Delgado-Moreira

20.	/s/ Lauren Platko, Attorney-in-Fact
Randy Stilman

21.	/s/ Lauren Platko, Attorney-in-Fact
Paul Yett

22.	/s/ Lauren Platko, Attorney-in-Fact
Tara Devlin

23.	/s/ Lauren Platko, Attorney-in-Fact
Andrea Anigati

24.	/s/ Lauren Platko, Attorney-in-Fact
Michael Kelly

25.	/s/ Lauren Platko, Attorney-in-Fact
Stephen R. Brennan

26.	/s/ Lauren Platko, Attorney-in-Fact
Jeffrey S. Meeker

27.	/s/ Lauren Platko, Attorney-in-Fact
Thomas Kerr

28.	/s/ Lauren Platko, Attorney-in-Fact
David Helgerson

29.	/s/ Lauren Platko, Attorney-in-Fact
Michael Donohue